Sirona Dental Systems, Inc. • Long Island City, NY 11101, USA

Via EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C., 20549

Sirona Dental Systems, Inc. 30-30 47th Avenue Long Island City NY 11101, USA www.sirona.com

March 30, 2015

Re:	Sirona Dental Systems, Inc. Form 10-K for the Fiscal Year Ended September 30, 2014 Filed November 21, 2014 File No. 0-22673

Dear Mr. James:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated March 19, 2015 concerning the above-referenced Annual Report on Form 10-K of Sirona Dental Systems, Inc. (the “Company”). For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to the corresponding comment.

Form 10-K for the Fiscal Year Ended September 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.	We note that you present certain non-GAAP financial measures, including constant currency revenues, gross profit excluding the impacts of the MDP transaction and the exchange, SG&A expense excluding certain costs as a percentage of revenue, and consolidated adjusted EBITDA. Please revise future filings to include all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K for all non-GAAP measures included in your presentation.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •
Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission
March 30, 2015

Response:	In response to the Staff’s request, in future filings, we will comply with the Staff’s request and provide additional, relevant information for our non-GAAP financial measures.

Revenue, page 27

2.	We note that you list several factors as contributing to changes in revenue and cost of goods sold. When you list two or more factors as contributing to a material change, please revise future filings to quantify the extent of the contribution of each as necessary to provide an understanding of a material change. Refer to FRR 501.04.

Response:	In response to the Staff’s request, in future filings, we will comply with the Staff’s request and disclose additional information for material changes in revenue and cost of goods sold to the extent practicable and necessary for a better understanding of our business as a whole.

Item 8. Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Foreign Currency, page 68

3.	We note that you conduct a majority of your operations outside the U.S. Please revise future filings to describe the methods used to translate the financial statements of your foreign operations. Refer to FASB ASC 235-10-50-1, 235-10-50-3, and 830-30-45-3.

Response:	In response to the Staff’s request, in future filings, we will adapt our disclosure to provide an additional description of the methods used in translating the financial statements of our foreign operations as follows:

Foreign Currency

The functional currency for our foreign operations has been determined in all cases to be the local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. Dollars using period-end exchange rates, while revenues and expenses are translated into U.S. Dollars using weighted average exchange rates for the period. Resulting adjustments are recorded in shareholders’ equity as a component of accumulated other comprehensive income. Gains or losses resulting from transactions in other than the functional currency are reflected in the

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •
Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission
March 30, 2015

consolidated statements of income in Gain (loss) on foreign currency transactions, except for intra-group transactions of a long-term nature, which are recorded in shareholders’ equity as a component of accumulated other comprehensive income.

Note 8. Income Taxes, page 81

4.	We note that you present a table of net deferred tax asset (liability). In future filings please disclose the components of the net deferred tax liability or asset showing the total of all deferred tax liabilities and the total of all deferred tax assets as required by FASB ASC 740-10-50-2. Also disclose the net change during the year in the total valuation allowance as required by FASB ASC 740-10-50-2.

Response:	In response to the Staff’s request, in future filings, we will adapt our deferred taxes table to include (sub) totals for deferred tax assets and deferred tax liabilities in addition to our overall net deferred tax position.

We respectfully advise the Staff that, in accordance with FASB ASC 740-10-50-2, we already disclose the net change during the year in the total valuation allowance for deferred tax assets as presented in the table “Deferred Tax Assets (Valuation Allowance Recognized)” on page 83. However, in order to provide additional clarification, in future filings, we will highlight this information/table by disclosing it in its own subsection under “Deferred Tax Assets (Liabilities)” and including an introductory explanation.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •
Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission
March 30, 2015

If you have any questions or require further information with respect to the foregoing, please do not hesitate to call me at (718) 482-2163 or Steven Suzzan of Norton Rose Fulbright at (212) 318-3092.

Sincerely,

/s/ Jonathan Friedman

Jonathan Friedman
General Counsel

cc:	Kate Tillan, Securities and Exchange Commission

Jonathan Friedman, General Counsel, Sirona Dental Systems, Inc.

Steven Suzzan, Norton Rose Fulbright

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 •
Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com